Energie vernünftig nutzen

EVN

October 1, 2001 – June 30, 2002

Letter to Shareholders
3rd Quarter 2001/02



At a glance

- Sales up despite difficult general conditions
- Strong electricity and gas trading
- Results affected negatively by increased expenses
- Contracts for Austrian power industry solution prepared
- Consolidation of the Austrian gas market ahead
- Take-over of the Korneuburg municipal gas utility
- Topping out ceremony for the thermal waste incineration plant in September 2002

			2001/02 Q. 1–3	Change %
Volumes sold	Electricity[1]	GWh	4,894	–1.4
	Gas[2]	m m^3	1,106	+1.4
	Heating	GWh	689	+5.4
	Water	m m^3	17.4	+9.1
			EURm	
Sales revenues			904.3	+9.4
Operating profit (EBIT)			157.6	+5.9
Profit before tax			141.8	–9.4

1) Excluding electricity trading and sales to other electricity companies
2) Excluding gas trading and sales to external power stations

EVN in figures

		2001/02 Q. 1–3	2000/01 Q. 1–3	2000/01	1999/00
Electricity					
Electricity sales[1]	GWh	6,801	6,239	7,773	8,826
Electricity revenues	EURm	440.3	441.6	549.2	592.3
Gas					
Gas consumption	m m^3	1,950	1,356	1,589	1,609
Gas sales[2]	m m^3	1,552	1,096	1,322	1,336
Gas revenues	EURm	359.2	296.3	343.8	254.9
Heating					
Heating sales	GWh	689	653	721	712
Heating revenues	EURm	34.2	30.4	34.1	27.0
Water[3]					
Water sales	m m^3	17.4	16.0	23.4	24.1
Water revenues	EURm	13.6	11.7	17.7	17.5
Company as a whole (IAS)					
Sales revenues	EURm	904.3	826.3	1,014.7	948.1
Employees	Average	2,181	2,153	2,204	2,221
Balance sheet total	EURm	2,808.8	2,498.6[4]	2,498.6	2,215.0
Equity	EURm	1,064.0	1,013.0[4]	1,013.0	849.9
Cash-Flow from the result	EURm	259.5	218.2	242.9	258.4
Profit before tax	EURm	141.8	156.5	126.3	127.4

1) Including electricity trading and sales to other electricity companies
2) Including gas trading and sales to external power stations
3) Acquisition and consolidation of NOSIWAG (now evn wasser) from July 1, 2001; figures for previous financial years were subsequently calculated for the period October–September for comparative purposes
4) As of September 30, 2001

General economic climate

EVN's business development during the first three quarters of the 2001/02 financial year (October 1, 2001 – June 30, 2002) was determined by the following, largely negative factors:

- Following the below average temperatures of the first quarter of the financial year, the second and third quarters were characterised by markedly warmer weather. As a result, average temperatures corresponded increasingly with the high level of the preceding year.
- The delay in the anticipated economic upturn was prolonged.
- Gas prices rose again during the third quarter of 2001/02 and remained well above the long-term average.
- The upward electricity purchasing price trend was maintained.

Despite the favourable cold weather of the first quarter, the heating degree total, which is the standard indicator in the energy industry for temperature-related demand, rose by only 0.2% overall and therefore remained practically unchanged from the preceding year. The reason for this situation was the markedly warmer weather in the second and third quarters as compared to the previous year. Indeed, in a long-term temperature comparison, the heating degree total was some 14% below the average.

Overall business development

Sales revenues up by 9.4%

EVN energy revenues for the first three quarters were well up on those of the preceding year at EUR 833.7m, which represents an increase of 8.5%. Other revenues were also markedly higher than in the previous year, rising by 21.7%, due to both the expansion of the scope of consolidation (in particular evn wasser) and increased sales revenues in the service sector. In total, EVN sales revenues during the period under review amounted to EUR 904.3m, which was 9.4% higher than the comparable figure for last year.

Despite a reduction in invoicing for services provided to non-consolidated investments, other operating income was 5.4% up on that of the previous year.

Energy purchasing expenditure higher than in the preceding year

Expenditure on electricity and primary energy purchases, measured in terms of higher sales and revenues, rose by a relatively moderate 7.3%. Apart from the growth in volumes, this increase was primarily due to the higher price of electricity purchases. However, this increase of expenses was partly compensated for by the substitution of EVN's own thermal energy generation.

The cost of materials and services was slightly higher than in the preceding year, mainly as a consequence of the consolidation of evn wasser and AVN.

Personnel expenses higher following last year's pension entitlement settlements

The average number of EVN Group employees during the first three quarters of 2001/02 amounted to 2,181, which was 28 or 1.3% up on the comparable figure for the preceding year. This increase resulted from the enlargement in the scope of consolidation, in particular the inclusion of evn wasser.

Personnel expenses went up relatively sharply during the period under review, increasing by 11.2%. Apart from work force growth and a 3.6% rise in the collective wage agreement with effect from November 1, 2001, this increase was mostly due to higher pension expenses. It should be noted, however, that in the preceding year, pension expenses had been unusually low due to a settlement of pension entitlements, which led to the release of provisions.

Profit and loss account (IAS)

	2001/02 Q. 1–3 EURm	2000/01 Q. 1–3 EURm	Change EURm	%
Electricity revenues	440.3	441.6	–1.3	–0.3
Gas revenues	359.2	296.3	62.9	21.2
Heating revenues	34.2	30.4	3.8	12.6
Other revenues	70.5	57.9	12.6	21.7
Sales revenues	**904.3**	**826.3**	78.0	9.4
Changes in inventory, own work capitalised and other operating income	33.1	31.4	1.7	5.4
Electricity purchases and primary energy	–456.1	–425.0	–31.1	–7.3
Cost of materials and services	–60.9	–58.6	–2.3	–4.0
Personnel expenses	–141.6	–127.3	–14.3	–11.2
Depreciation	–85.9	–65.8	–20.1	–30.5
Other operating expenses	–35.2	–32.1	–3.1	–9.6
Operating profit (EBIT)	**157.6**	**148.9**	8.8	5.9
Financial result	–15.8	7.6	–23.5	–307.4
Profit before tax	**141.8**	**156.5**	**–14.7**	**–9.4**

epreciation also up considerably

Due to the reduction in the service life of gas pipes and optical fibre cables undertaken during the final quarter of the past financial year, in year-on-year terms depreciation charges rose by 30.5%.

Other operating expenses rose mainly due to the growth in the scope of consolidation.

gher operating profit and cash-flow

The overall rise in expenses was more than compensated for by the increase in sales revenues during the period under review. Consequently, despite difficult general conditions, EVN's operating profit (EBIT) for the first three quarters of 2001/02 amounted to EUR 157.6m, which was 5.9% higher than the comparable figure for the preceding year.

By contrast, the financial result of EUR –15.8m was well below that of the previous year. Apart from an increase in interest expenses caused by EVN's altered financial structure, the main reason for this drop related to provisions for loans.

All in all, EVN achieved a profit before tax of EUR 141.8m, which was EUR 14.7m or 9.4% lower than the figure for the same period of 2000/01.

In the period under review, the cash-flow from the result increased by EUR 41.0m or 18.8% to EUR 259.2m due to higher non-cash result components.

ance sheet structure remains solid

EVN's balance sheet structure as of June 30, 2002, remained solid. The rise in fixed assets since the last balance sheet date (September 30, 2001) is mainly due to the purchase of a 9.4% interest in Energie AG Oberösterreich. Despite a seasonal decline in inventories, which was intensified by increased electricity generation using natural gas, due to an increase in receivables and a sharp rise in current deposits, current assets rose by 40.8% in the period since September 30, 2001. Accordingly, the balance sheet total was up by 12.4% or EUR 310.2m at EUR 2,808.8m.

On the liabilities side, long-term liabilities rose by 36.4%. The increase in this figure resulted from a EUR 300m bond issue during the period under review and the initial revaluation of financial instruments in accordance with IAS 39. By contrast, despite an increase in short-term tax liabilities, current liabilities were down by a sizeable 23.9%, mainly as a result of a marked fall in short-term financial and trade payables.

Shareholders' equity rose as a consequence of both the results achieved during the first three quarters and the resale of EVN shares. However, this increase was counterbalanced by the initial application of IAS 39 with effect from October 1, 2001, and the payment of dividends for the 2000/01 financial year. Nonetheless, shareholders' equity showed a net increase of 5.0%. The equity ratio on the closing date amounted to 37.9%.

Outlook

Despite difficult conditions, during the first three quarters EVN successfully exceeded its operating profit for the same period of the preceding year. Consequently, it can be expected that EVN will be able to maintain its operative development for the whole of the 2001/02 financial year at the same level as last year. However, the continuing pressure on energy business margins and the consequences of the flood damage in August, which at present are estimated in the range of EUR 10–15m, will both have a negative effect on the earnings situation.

The preparations for the consolidation of the Austrian electricity and gas market during recent months have generated a future-oriented perspective with regard to the competitive corporate structures and positioning demanded by a deregulated market. In the short-term, the realisation of this concept will lead to the extensive reorganisation of company structures and procedures. However, in the medium- and long-term, we anticipate considerable synergies and economies of scale from the merger of our electricity and gas businesses with those of our partners. These benefits will form the foundation for sustained, positive corporate development in the coming years.

Consolidated balance sheet (IAS)

	30.6.2002 EURm	30.9.2001 EURm	Change EURm	%
Assets				
Fixed assets	2,332.9	2,160.7	172.2	8.0
Current assets	475.9	337.9	138.0	40.8
Total assets	**2,808.8**	**2,498.6**	**310.2**	**12.4**
Liabilities and shareholders' equity				
Shareholders' equity	1,064.0	1,013.0	51.0	5.0
Minority interests	24.2	24.2	0.0	0.2
Long-term liabilities	1,376.6	1,009.6	367.0	36.4
Current liabilities	344.0	451.8	–107.9	–23.9
Total liabilities and shareholders' equity	**2,808.8**	**2,498.6**	**310.2**	**12.4**

The individual business areas

Electricity revenues slightly down on last year, despite an increase in sales

EVN's electricity sales, including sales to other electricity companies, rose considerably during the period under review, increasing by a total of 9.0%.

By contrast, sales to end customers fell by 1.4%. Apart from a 2.4% drop in sales to domestic customers, there was also a decline in the volume of sales to industrial customers within the EVN grid. However, these losses were virtually entirely counterbalanced by "out of area" sales. At the same time, electricity trading as well as sales to other electricity companies retained their dynamism and increased by almost 50% as compared to the preceding year.

In view of the sales structure, electricity revenues developed in a less favourable manner, falling by a total of 0.3%. The fall in both sales and revenues from domestic and industrial customers in the EVN network area could not be entirely counterbalanced by increased electricity trading, which offers relatively low average prices, and sales to customers in other networks. In addition, an average reduction in grid tariffs of 4.4% was introduced with effect from June 1, 2002.

Total EVN electricity sourcing of 7,039 GWh in the first three quarters of 2001/02 was 7.9% higher than in the comparable period of 2000/01 (6,521 GWh). At 3,335 GWh or 47.4% of total sourcing, internal production was up considerably. This compares to 2,073 GWh or 31.8% of total sourcing in the preceding year. In particular, there was a marked increase in production from EVN's own thermal power stations, which was largely due to the shift in the price ratio between electricity purchases and other primary fuels. Accordingly, the share of procured electricity fell from 68.2% of total sourcing in 2000/01 (4,448 GWh) to 52.6% or 3,704 GWh.

Trading activities push up gas sales, revenues increase by 21.2%

During the period under review, there was a particularly sharp rise in EVN gas sales. Sales to domestic customers rose by 3.8%, mainly as a consequence of the favourable temperatures in the first quarter. Sales to industrial customers fell by 0.4% as compared to the figure for the preceding year. However, during the period under review, EVN was able to complete extensive gas trading transactions. Total gas volumes sold were 41.6% up on the comparable figure of the preceding year.

Nonetheless, due to the relatively small returns available on trading business, the rise in gas revenues of 21.2% was still well below that of the increase in volume.

In the first three quarters of the 2001/02 financial year EVN purchased a total of 1,179m m³ of natural gas, 9.5% less than in the same period of the previous year (1,303m m³).

Volumes sold

	2001/02 Q. 1–3	2000/01 Q. 1–3	Change Absolute	%
Electricity (GWh)				
Domestic customers	2,615	2,678	–63	–2.4
Industrial customers	2,279	2,285	–6	–0.3
Electricity sales to end customers	**4,894**	**4,964**	**–70**	**–1.4**
Electricity trading and sales to other electricity companies	1,907	1,275	632	49.6
Electricity sales volumes	**6,801**	**6,239**	**563**	**9.0**
Gas (m m³)				
Domestic customers	486	468	18	3.8
Industrial customers	620	623	–3	–0.4
Gas sales to end customers	**1,106**	**1,091**	**15**	**1.4**
Gas trading and sales to external power stations	446	5	441	–
Gas sales volumes	**1,552**	**1,096**	**456**	**41.6**
Company plants and internal consumption	398	260	138	52.9
Total natural gas consumption	**1,950**	**1,356**	**593**	**43.8**
Heating (GWh)				
Domestic customers	215	214	1	0.5
Industrial customers	474	439	34	7.8
Heating sales volumes	**689**	**653**	**36**	**5.4**
Water (m m³)				
Water sales volumes	**17.4**	**16.0**	**1.5**	**9.1**

Heating business benefits from low temperatures during the winter period

The predominantly cold weather in the first quarter, combined with continuous growth in the number of installations, provided a marked increase in the volumes sold in the heating sector. Sales in the first nine months went up by a total of 5.4%, while revenues rose by a sizeable 12.6%.

Water sales up by 9.1%

evn wasser, a subsidiary which has been fully consolidated in EVN's financial statements since July 1, 2001, sold 17.4m m³ of water in the period under review. This volume represents a satisfactory increase of 9.1% as compared to the figure for the previous year and was largely the result of the comparatively warm weather during the third quarter of the current financial year.

The EVN share

Stock markets were extremely volatile in the period between October 2001 and June 2002. Following initially sharp price rises, the turn of the year witnessed the beginning of a sideways trend. This was superseded by a hefty price fall, which continued in dramatic fashion until after the end of June. Nevertheless, the Dow Jones Index rose by 4.6% and the DAX by 3.4% in the period from the beginning of October 2001 to the end of June 2002. The ATX again showed its defensive qualities, rising by 13.3%.

In the same period, the EVN share again outperformed the Dow Jones Euro Stoxx Utilities Index, rising by 10.4%, while the Index fell by 9.2%.

During the period under review, the EUR 267m turnover in EVN stock represented 2.96% of total turnover on the Vienna Stock Exchange. This placed EVN in 11th position in the ATX turnover rankings. EVN remained in mid-table with regard to the number of ÖTOB transactions.

On June 30, 2002, the number of ADRs (American Depositary Receipts) issued amounted to 134,565. This corresponded with 26,913 EVN shares or 0.072% of total share capital, which is held by US investors in the form of such certificates.

Investor Relations

In the course of the period under review, EVN maintained its active information policy towards all target groups in the financial community. The 2001/02 half-year results were presented to the financial community in both Vienna and London. The dialogue with analysts and fund managers was continued by means of road shows and one-on-ones.

EVN share price and ATX (Austrian Traded Index) – Relative performance



140%
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Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul
EVN closing price
ATX
(Base: October 1, 1999)

The EVN share

		2001/02 Q. 1–3	2000/01 Q. 1–3	1999/00 Q. 1–3
Share price at closing date	EUR	47.40	36.90	39.00
Highest price	EUR	48.05	40.05	50.00
Lowest price	EUR	41.00	27.25	35.57
Value of shares traded[1]	EURm	267	337	795
Share of total turnover[1]	%	2.96	2.69	6.00
Market capitalisation at closing date	EURm	1,781	1,262	1,334

1) Vienna Stock Exchange

Shareholder event – topping out ceremony at the Dürnrohr thermal waste incineration plant

Good relations with shareholders and interested parties from the retail investor sector constitute a major EVN priority. Accordingly, we regularly hold shareholder events during which comprehensive information is available concerning EVN strategy and current developments.

The next shareholder event is scheduled for Friday, September 13, 2002, on the occasion of the so-called topping out ceremony at the thermal waste incineration plant currently being built by our subsidiary, AVN, adjacent to the Dürnrohr power station.



Dear Shareholder,

Despite difficult general conditions, as compared to the preceding year, EVN was able to improve its operating result for the first three quarters of 2001/02. Due to satisfactory sales growth in all business areas and a rise in revenues, we were able to successfully counteract partially large increases in expenses during the first nine months of the current financial year.

Electricity – "Energie Austria" contracts negotiated in full

During the period under review, a further decisive step was taken towards the consolidation of the Austrian electricity market. Following intensive negotiations, the complete contracts for Energie Austria (formed by the companies of EnergieAllianz and Verbundgesellschaft) were concluded at the end of July 2002. An agreement was reached concerning both the delegation of assignments within the new companies and their legal and organisational structure, as well as the rights and obligations of the partners.

The partners in EnergieAllianz will hold two-thirds of the shares in e&s GmbH, which will be responsible for major customers, while Verbundgesellschaft will own one-third of its stock. Therefore, EVN will hold 21% of company shares. Of the three e&s board members, two will be nominated by the EnergieAllianz partners. Conversely, the joint trading enterprise, APT, a public limited company that will be responsible for the trading activities and electricity sourcing of all the partners, will be two-thirds owned by Verbundgesellschaft with one-third being held by the EnergieAllianz partners. Two of the three board members of this company, in which EVN will have a 10.5% holding, will be appointed by Verbundgesellschaft and one by the partner companies of Energie Allianz.

This close, future co-operation enables synergies and economies of scale thus making the partners competitive on a pan-European scale. This is especially important in view of Austria's comparatively early full market liberalisation. In addition, access to environment-friendly electricity from domestic hydro-power sources has been secured for the Austrian population. Operations are scheduled to commence on January 1, 2003.

Natural gas – EnergieAllianz and OMV link-up

A similar co-operation is planned in the gas business area with a link-up between the companies of EnergieAllianz, OMV and Oberösterreichische Ferngas GmbH. In order to consolidate the common market position, sourcing, trading, storage and major customer sales are to be combined in a joint company. The new company is due to begin operating on October 1, 2002, the date scheduled for the full deregulation of the Austrian gas market.

In both in the electricity and the gas sectors, the planned amalgamations remain subject to approval by the anti-trust authorities as well as the corporate bodies of the companies involved.

Additional capacity was added to our supply network at the beginning of July 2002, through the long targeted purchase of the municipal gas utility company in Korneuburg. The integration of 4,500 new customers means that the total number of EVN gas customers has risen by around 2% to approximately 245,000.

Waste – successful development continues

Work on the completion of the thermal waste incineration plant adjacent to the Dürnrohr power station by our fully owned subsidiary, AVN, continued satisfactorily. The topping out ceremony is already planned for mid-September 2002. We will use this event to show our shareholders the plant, which, when it goes on-line at the beginning of 2004, will be Austria's largest and most modern waste incineration plant and have an annual capacity of 300,000 t (more information is contained in the "Investor Relations" section of this report).

Outlook

As a result of the long sought-after consolidation of the Austrian power and gas markets, the regional energy utilities from four Austrian federal provinces will be able to jointly exploit the opportunities offered by the liberalised markets. Without doubt, this is an important step towards a secure, customer-oriented and reasonably priced energy supply within the context of the European Union and its planned future expansion.

Most recently, in August 2002, regional floods of a scale, which on average only occurs once in 2000 years, devastated extensive parts of Lower Austria and also caused considerable damage to EVN.

Dr. Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
August 2002



Financial calendar 2001/02

► 2001/02 annual results	December 13, 2002

We cordially invite you to visit our **investor homepage** at **www.evn.at**. Here, you will find a wealth of information, including press releases, the current EVN share price, our financial calendar and an ordering service for Letters to Shareholders and Annual Reports.

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone: +43 2236 200-0
Fax: +43 2236 200-2030

Investor Relations
Georg Waldner
Telephone: +43 2236 200-12718
Fax: +43 2236 200-82718
E-mail: georg.waldner@evn.at

Investor information on the Internet
EVN Homepage: www.evn.at
E-mail: investor.relations@evn.at

Further useful websites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
evn powerline	www.powerline.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

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